บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Bangkok 10500, Thailand. Tel. (66) 0-2632-7071
Facsimile : (66) 0-2236-1982 E-mail : afcny6@ksc.th.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule 12g3-2 (b) Exemption
File No. 82-2842

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed"with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri
President

3/3

Enclosure

(File No. 82-2842)

Annex A to Letter to the SEC
dated February 14, 2003 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: __________ Annual Report Date: as of ______________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	________
Title: Audited Financial Information for Years Ended _____ __, 200__ and 200__ Date: as of ________ __, 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Unaudited Financial Information for Years Ended __________ __, 200__ and 200__ Date: as of __________ __, 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Interim Financial Information for Three Months Ended December 31,2002 and Review Report of Certified Public Accountant Date: as of _______, ___. Entity requiring item: The SET pursuant to its rules governing listed companies.	X
Title: Invitation to Shareholders to Attend Ordinary Meeting on ___________ ___, Date: _____________ ___, Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________

Description of Document	Check if Enclosed
Title: Proxy Form for Ordinary Meeting of Shareholders on ___________ __, 200 __ Date: ___________ __ , 200__ Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________
Title: Prospectus for the Offering of _________________ Shares of Common Stock of the Company Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Minutes of the ________________ Shareholders Meeting Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Press Release Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Other:	
Title: Date: ___________ __ , 200__ Entity requiring item:	________

03 FEB 24 AM 7:21

ASIA FIBER PUBLIC COMPANY LIMITED

INTERIM FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2002
AND REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

EXPRESSED IN
Thai Baht

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บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

SGV-NA THALANG & CO., LTD.

22nd Floor, Siam Tower
989 Rama I Road, Pathumwan
Bangkok 10330
PO Box 812 Bangkok Thailand
Tel. : (662) 658 5000
Fax : (662) 658 0660-3
(662) 658 0665-6 (Direct)

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of Asia Fiber Public Company Limited

I have reviewed the balance sheet as at December 31, 2002, and the statements of income, changes in shareholders' equity and cash flows for the three months and six months ended December 31, 2002 and 2001 of Asia Fiber Public Company Limited. These financial statements are the responsibility of the Company's management as to their correctness and completeness. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited, in accordance with generally accepted auditing standards, the financial statements for the year ended June 30, 2002, and in my report dated August 9, 2002, I expressed an unqualified opinion on those statements. The balance sheet as at June 30, 2002, presented herein for comparative purposes, are part of such audited financial statements. I have not performed any auditing procedures since that date.

PISIT CHIWARUANGROCH
C.P.A. (THAILAND)
Registration No. 2803

Bangkok
January 29, 2003

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
BALANCE SHEETS
DECEMBER 31, 2002 AND JUNE 30, 2002

A S S E T S

	Notes	December 31, 2002 "Unaudited" "Reviewed"	June 30, 2002 "Audited"
		In Thousand Baht	
CURRENT ASSETS			
Cash and cash equivalents		35,433	32,321
Short-term investment in fixed deposit		1,630	1,616
Accounts receivable – trade, net			
- Related companies	4	107,244	106,550
- Other companies	5	131,869	162,471
Inventories		346,790	277,515
Inventories in transit		1,993	50,416
Other current assets		7,071	6,933
Total Current Assets		632,030	637,822
NON-CURRENT ASSETS			
Investments in shares of associated companies - at equity method	4, 6	10,193	10,193
Investment in shares of other company (general investment) - at cost	7	500	500
Property, plant and equipment - net	8	575,835	597,909
Other non-current assets		684	1,425
Total Non-Current Assets		587,212	610,027
TOTAL ASSETS		1,219,242	1,247,849

The accompanying notes are an integral part of these financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
BALANCE SHEETS
DECEMBER 31, 2002 AND JUNE 30, 2002

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	In Thousand Baht December 31, 2002 "Unaudited" "Reviewed"	June 30, 2002 "Audited"
CURRENT LIABILITIES			
Bank overdrafts and short-term loans from financial institutions	8, 9	179,594	197,110
Accounts payable - trade		40,057	55,841
Current portion of long-term loans	8	7,143	53,237
Accrued expenses		54,266	47,545
Other current liabilities		4,701	3,022
Total Current Liabilities		285,761	356,755
NON-CURRENT LIABILITIES			
Long-term loans - net of current portion	8	22,857	28,743
Total Liabilities		308,618	385,498
SHAREHOLDERS' EQUITY			
Share capital - common shares, Baht 10 par value			
Authorized - 100,000,000 shares			
Issued and fully paid - 45,572,418 shares as at December 31, 2002 and 45,572,340 shares as at June 30, 2002	10	455,724	455,723
Premium on share capital		369,500	369,500
Revaluation increment in land	8	250,082	250,082
Appropriated for:			
- Legal reserve		16,248	16,248
- General reserve		1,358	1,358
Deficit		(182,288)	(230,560)
Shareholders' Equity - Net		910,624	862,351
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,219,242	1,247,849

The accompanying notes are an integral part of these financial statements.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF INCOME
FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2002 AND 2001

"UNAUDITED"
"REVIEWED"

		In Thousand Baht			
		Three Months ended December 31,		Six Months ended December 31,	
	Note	2002	2001	2002	2001
REVENUES	4				
Net sales and services income		291,640	316,328	618,640	664,761
Gain on foreign exchange – net		216	1,795	706	2,630
Other income		5,302	4,800	13,380	10,097
Total Revenues		297,158	322,923	632,726	677,488
COSTS AND EXPENSES					
Cost of sales and services		271,456	293,921	546,151	602,968
Selling and administrative expenses		15,465	15,986	29,160	33,893
Total Costs and Expenses		286,921	309,907	575,311	636,861
INCOME BEFORE INTEREST EXPENSE		10,237	13,016	57,415	40,627
INTEREST EXPENSE		(3,726)	(8,321)	(9,143)	(18,086)
NET INCOME		6,511	4,695	48,272	22,541
Basic Earnings per Share (Baht)		0.14	0.10	1.06	0.49

The accompanying notes are an integral part of these financial statements.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2002 AND 2001

"UNAUDITED"
"REVIEWED"

		In Thousand Baht						
	Note	Issued and Paid-up Share Capital	Premium on Share Capital	Other Premium	Legal Reserve	General Reserve	Deficit	Net
Balance as at June 30, 2001		455,723	369,500	250,082	16,248	1,358	(283,167)	809,744
Net income for the period		-	-	-	-	-	22,541	22,541
Balance as at December 31, 2001		455,723	369,500	250,082	16,248	1,358	(260,626)	832,285
Balance as at June 30, 2002		455,723	369,500	250,082	16,248	1,358	(230,560)	862,351
Increase in share capital	10	1	-	-	-	-	-	1
Net income for the period		-	-	-	-	-	48,272	48,272
Balance as at December 31, 2002		455,724	369,500	250,082	16,248	1,358	(182,288)	910,624

The accompanying notes are an integral part of these financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2002 AND 2001

"UNAUDITED"
"REVIEWED"

	In Thousand Baht	
	2002	2001
Cash Flows from Operating Activities:		
Net income	48,272	22,541
Adjustments to reconcile net income to net cash provided by operating activities:		
Reversal of allowance for doubtful accounts	(768)	-
Reversal of allowance for slow-moving inventories	-	(277)
Equity in net loss of associated companies	-	65
Depreciation	28,780	42,232
Gain on disposal of fixed assets	(600)	(31)
Unrealized gain on exchange rate	(65)	(725)
Decrease (increase) in operating assets:		
Accounts receivable - trade	30,819	71,724
Inventories	(69,275)	9,930
Inventories in transit	48,423	37,900
Other current assets	(138)	8,335
Other non-current assets	741	-
Increase (decrease) in operating liabilities:		
Accounts payable - trade	(15,784)	(11,493)
Accrued expenses	6,704	(907)
Other current liabilities	1,679	(14,677)
Net Cash Provided by Operating Activities	78,788	164,617
Cash Flows from Investing Activities:		
Increase in short-term investment in fixed deposit	(14)	(16)
Proceeds from liquidation of associated company	-	318
Proceeds from sales of fixed assets	1,108	31
Purchase of fixed assets	(7,214)	(9,581)
Net Cash Used in Investing Activities	(6,120)	(9,248)
Cash Flows from Financing Activities:		
Decrease in bank overdrafts and short-term loans from financial institutions	(17,577)	(85,628)
Cash proceeds from increase in share capital	1	-
Repayments of long-term loans	(51,980)	(80,542)
Net Cash Used in Financing Activities	(69,556)	(166,170)
Net increase (decrease) in cash and cash equivalents	3,112	(10,801)
Cash and cash equivalents at beginning of period	32,321	42,155
CASH AND CASH EQUIVALENTS AT END OF PERIOD	35,433	31,354
Additional Cash Flows Information:		
Cash payments during the period for:		
- Interest expense	6,931	15,057

The accompanying notes are an integral part of these financial statements.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED
NOTES TO INTERIM FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001 (REVIEWED)
AND JUNE 30, 2002 (AUDITED)

1. GENERAL INFORMATION

Asia Fiber Public Company Limited is incorporated in Thailand and listed in the Stock Exchange of Thailand. The Company is engaged in manufacturing of nylon products. Total employees of the Company at December 31, 2002 numbered 1,298.

Office : 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok, Thailand

Factory : 406-7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn Province, Thailand

2. BASIS FOR INTERIM FINANCIAL STATEMENT PREPARATION

The accompanying interim financial statements have been prepared in accordance with Thai Accounting Standard No. 41 "Interim Financial Reporting" and the announcement of the Stock Exchange of Thailand.

The interim financial report is intended to provide an update on the latest financial statements for the year ended June 30, 2002. It focuses on new activities, events and circumstances and does not duplicate information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended June 30, 2002.

The Company maintains its official accounting records in Thai Baht and prepares its interim financial statements in Thai language in conformity with financial accounting standards in Thailand, which may not conform with generally accepted accounting principles in other countries. The accompanying interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Thailand. Accordingly, these interim financial statements are not designed for those who are not informed about Thai accounting principles and practices.

For the convenience of the reader, an English translation of interim financial statements has been prepared from the statutory Thai language interim financial statements which are issued for domestic reporting purposes.

3. ACCOUNTING POLICIES

The accompanying interim financial statements have been prepared by applying the accounting policies in accordance with the accounting standards promulgated by the Institute of Certified Accountants and Auditors of Thailand. In this connection, the Company applies the same significant accounting policies in the interim financial statements for the six months ended December 31, 2002 and 2001 as those of the financial statements for the year ended June 30, 2002.

4. TRANSACTIONS WITH RELATED COMPANIES

A portion of the Company's assets and revenues arose from transactions with related companies. These companies are related through common shareholdings and/or directorships. The effects of these transactions, which are in the normal course of business on an arm's – length basis, are reflected in the accompanying interim financial statements.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

As at December 31, 2002 and June 30, 2002, accounts receivable from related companies - trade consisted of:

	In Thousand Baht	
	December 31, 2002	June 30, 2002
Thai Far East Co., Ltd.	107,988	107,761
T.F.E. Trading Co., Ltd.	19,324	19,324
Asia Garment Co., Ltd.	569	3,518
Thai Industries Development Co., Ltd.	3,416	-
Total	131,297	130,603
Less allowance for doubtful accounts	(24,053)	(24,053)
Net	107,244	106,550

The aging analysis of the above accounts receivable from related companies - trade as at December 31, 2002 and June 30, 2002 are as follows:

	In Thousand Baht	
	December 31, 2002	June 30, 2002
Current to 3 months	4,461	3,781
Over 3 months to 6 months	534	847
Over 6 months to 12 months	1,111	3,524
Over 12 months	125,191	122,451
Total	131,297	130,603
Less allowance for doubtful accounts	(24,053)	(24,053)
Net	107,244	106,550

As at December 31, 2002 and June 30, 2002, the Company had long-outstanding accounts receivable – trade from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) of Baht 125.2 million and Baht 122.5 million, respectively (the outstanding balances from these companies as at December 31, 2002 and June 30, 2002 amounted to Baht 127.3 million and Baht 127.1 million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value (based on report of an independent appraisal firm dated June 15, 2000) amounted to Baht 104 million. As at December 31, 2002 and June 30, 2002, the Company provided an allowance for doubtful accounts of Baht 24 million for these receivables. Management believes that such allowance is adequate to absorb possible losses on the difference of appraised value and the balance of receivables.

The transactions with the related companies which included in the statements of income for the three months and six months ended December 31, 2002 and 2001 are as follows:

		In Thousand Baht			
		Three Months Ended December 31		Six Months Ended December 31	
	Policy of Pricing	2002	2001	2002	2001
Net sales	Market Price	7,408	9,259	9,196	16,445
Interest income	Negotiated Agreement	728	-	1,456	-

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ASIA FIBER PUBLIC COMPANY LIMITED

5. ACCOUNTS RECEIVABLE - TRADE - OTHER COMPANIES

The aging analysis of accounts receivable - trade - other companies as at December 31, 2002 and June 30, 2002, are as follows:

	In Thousand Baht	
	December 31, 2002	June 30, 2002
Current to 3 months	143,678	174,561
Over 3 months to 6 months	535	4
Over 6 months to 12 months	-	-
Over 12 months	3,406	4,424
Total	147,619	178,989
Less allowance for doubtful accounts	(15,750)	(16,518)
Net	131,869	162,471

As at December 31, 2002 and June 30, 2002, the Company has long-outstanding (more than 12 months) accounts receivable - trade, totalling Baht 3.4 million and Baht 4.4 million, respectively. As at December 31, 2002 and June 30, 2002, an allowance for doubtful accounts amounted to Baht 15.8 million and Baht 16.5 million, respectively. Management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

6. INVESTMENTS IN SHARES OF ASSOCIATED COMPANIES - At Equity Method

				In Thousand Baht	
The Company Name	Type of Business	Relation	Percentage Ownership	Paid-up Capital	Amount
December 31, 2002					
Asia Industrial Fiber & Tyrecord Co., Ltd.	Manufacturing	Directorship	25.00	40,000	10,143
PPC Prachin Power Co., Ltd.	Manufacturing	Directorship	31.12	43,286	50
Total					10,193
June 30, 2002					
Asia Industrial Fiber & Tyrecord Co., Ltd.	Manufacturing	Directorship	25.00	40,000	10,143
PPC Prachin Power Co., Ltd.	Manufacturing	Directorship	31.12	43,286	50
Total					10,193

The Company has a policy to record the investments in shares of associated companies by equity method. The equity in net loss of the investment in Asia Industrial Fiber & Tyrecord Co., Ltd. for the six months ended December 31, 2002 and for the year ended June 30, 2002 was computed from the audited financial statements of such company for the year ended October 19, 2001 (since the company did not prepare interim financial statements for the periods ended December 31, 2002 and June 30, 2002). The investment in this company represents 0.8% of total assets as at December 31, 2002 and June 30, 2002.

On January 3, 2003, the Company sold its entire investments in shares of Asia Industrial Fiber & Tyrecord Co., Ltd. to Swan Industries (Thailand) Limited at Baht 35.5 million and has a gain on sale of such investments of Baht 25.3 million.

ASIA FIBER PUBLIC COMPANY LIMITED

7. INVESTMENT IN SHARES OF OTHER COMPANY (General Investment) - At Cost

	In Thousand Baht	
	December 31, 2002	June 30, 2002
Thai Caprolactum Public Company Limited	500	500

8. PROPERTY, PLANT AND EQUIPMENT

The Company appraised its land by following Statement No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

The Company's land is stated at appraised value (based on reports of an independent appraisal firm dated March 16, 2000 and March 23, 1999). The excess of appraised value over cost of Baht 250.1 million is shown as "Revaluation increment in land" under "Shareholders' Equity". The revaluation increment in land is not available for dividend distribution.

As at December 31, 2002 and June 30, 2002, a part of the Company's land, building, machinery and equipment are collateralized for the short-term loans and long-term loans totalling to Baht 94.5 million and Baht 130.6 million, respectively.

Depreciation for the six months ended December 31, 2002 and 2001 amounted to approximately Baht 28.8 million and Baht 42.2 million, respectively.

9. DEFAULTED LOANS

On October 4, 2000, a local financial institution filed a claim against the Company for damage arising from the default in the repayment of short-term note payable of Baht 25 million. However, the Company has recorded addition accrued interest expense at the defaulted interest rate (interest at the rate of 21% per annum) in the accounts.

10. SHARE CAPITAL

At the extraordinary shareholders' meeting held on December 4, 1996, the shareholders passed a special resolution to approve the additional cash contribution towards the Company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 par value.

In January 1997, the Company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital, and issued warrants to purchase common shares of 6,688,384 units. In April 1998, a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 par value.

At the ordinary shareholders' meeting held on October 15, 2001, the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006. In July 2002, a shareholder exercised its warrants to purchase 78 common shares at the price of Baht 10 par value.

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บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

11. SEGMENTATION OF BUSINESS

	For the six months ended December 31, 2002 (In Thousand Baht)		
	Local Sales	Export Sales	Total
Net sales and services income	404,871	213,769	618,640
Cost of sales and services	360,291	185,860	546,151
Gross profit	44,580	27,909	72,489
Gain on foreign exchange - net			706
Other income			13,380
Selling and administrative expenses			(29,160)
Interest expense			(9,143)
Net income			48,272
Fixed assets			575,835
Others			643,407
Total assets			1,219,242

	For the six months ended December 31, 2001 (In Thousand Baht)		
	Local Sales	Export Sales	Total
Net sales and services income	448,143	216,618	664,761
Cost of sales and services	417,844	185,124	602,968
Gross profit	30,299	31,494	61,793
Gain on foreign exchange - net			2,630
Other income			10,097
Selling and administrative expenses			(33,893)
Interest expense			(18,086)
Net income			22,541
Fixed assets			546,106
Others			744,620
Total assets			1,290,726

12. OTHERS

As at December 31, 2002, the Company had unused letters of credit amounting to Baht 26.3 million.

AFC บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน) ASIA FIBER PUBLIC COMPANY LIMITED